September 13, 2011

Ms. Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed August 26, 2011

File No. 333-166494

Dear Ms. Murphy:

Digagogo Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of September 2, 2011, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 26, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments set forth in the comment letter dated September 2, 2011.

1.

We note your response to comment one from our letter dated August 16, 2011.  We also note that Mr. Branconnier was listed as the sole contact person for the company with respect to the purchase agreements you entered into with Swebby Inc., Blackswan Inventions and Banyan Tech Ventures, which were filed as exhibits 10.3, 10.4 and 10.5 to Amendment No.3 to your Form 8-K/A filed on July 7, 2011.  We further note that such exhibits do not reflect the individual who signed the agreements on behalf of the company.  Please advise.

RESPONSE: We have revised Exhibits 10.03, 10.04 and 10.05 to the Filing to include conformed signatures to the Asset Purchase Agreements with Swebby, Inc., Blackswan Inventions Inc., and Banyan Tech Ventures Inc., respectively.  The Asset Purchase Agreements reflect that Fernando Londe, the Company’s Chief Executive Officer, signed the agreements on behalf of the Company.

2.

Please tell us why the company does not believe disclosure of the Cease Trade Order issued by the British Columbia Securities Commission would be material to investors and explain why you did not disclose it either under Item 8.01 of Form 8-K or in a risk factor to your Form 10-Q for the quarter ended June 30, 2011.

RESPONSE:  On September 8, 2011, the Company filed a Current Report on Form 8-K to disclose the Cease Trade Order issued by the British Columbia Securities Commission.  The Company has also revised the Filing to include a reference to the Cease Trade Order as Exhibit 99.01.

DIGAGOGO VENTURES CORP.

645 Griswold St., Suite 3500

Detroit, Michigan 48226-4120

In connection with the Company’s responding to the comments set forth in the September 2, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the Edgar system. Thank you for your courtesies.

Very truly yours,

DIGAGOGO VENTURES CORP.

/s/ Fernando Londe

By: Fernando Londe

Title: Chief Executive Officer

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